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News Release
For immediate release

BCE AND THE PURCHASER TO

SEEK LEAVE TO APPEAL

TO THE SUPREME COURT OF CANADA

MONTREAL, Quebec, May 21, 2008 – BCE Inc. (TSX, NYSE: BCE) today announced that, together with the purchaser, it will seek leave to appeal to the Supreme Court of Canada the Québec Court of Appeal’s decision to deny the company’s plan of arrangement related to the BCE’s proposed privatization.

“The judgment overturning the Québec Superior Court decision rewrites Canadian law relating to the duty of Canadian boards of directors to maximize value for shareholders in the context of a change of control transaction, as well as to the entitlements of bondholders in those circumstances. Both the transaction and the issues of law involved are of public importance in Canada. We believe the Supreme Court of Canada should reverse this decision, and allow the transaction to proceed,” said Martine Turcotte, Chief Legal Officer of BCE and Bell Canada.

The appeal will require the Supreme Court of Canada to grant leave to appeal. BCE will be seeking directions from the Supreme Court of Canada to expedite the disposition of such application for leave to appeal, and any appeal.

In light of today’s Québec Court of Appeal decision, the expected timing for the closing of the transaction will be contingent on the Supreme Court granting leave to appeal and the timing related to any such appeal.

On June 29, 2007, BCE entered into a definitive agreement to be acquired by an investor group led by Teachers’ Private Capital, the private investment arm of the Ontario Teachers’ Pension Plan, Providence Equity Partners Inc., Madison Dearborn Partners, LLC, and Merrill Lynch Global Private Equity.

Caution Concerning Forward-Looking Statements
This news release contains forward-looking statements relating to the proposed privatization of BCE, legal proceedings related thereto and other statements that are not historical facts. Such forward-looking statements are subject to important risks, uncertainties and assumptions including, in particular, the inherent uncertainty regarding the conduct, outcome and timing of any litigation. The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, we cannot guarantee that any forward-looking statement will materialize.

The timing and completion of the proposed privatization transaction is subject to a number of terms and conditions, including, without limitation: (i) satisfaction of the conditions to the approvals of the Canadian Radio-television and Telecommunications Commission and the Minister of Industry, (ii) reversal by the Supreme Court of Canada of the judgment of the Québec Court of Appeal relating to the plan of arrangement, and (iii) certain termination rights available to the parties under the definitive agreement dated June 29, 2007, as amended, governing the terms of the transaction. The conditions to these approvals may not be satisfied, the other conditions to the transaction may not be satisfied in accordance with their terms, and/or the parties to the definitive agreement may exercise their termination rights, in which case the proposed privatization transaction could be modified, restructured or terminated, as applicable. Failure to complete the proposed privatization transaction could have a material adverse impact on the market price of BCE’s shares.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on expectations of, or statements made by, third parties in respect of the proposed privatization transaction. For additional information with respect to certain of these and other assumptions and risks, please refer to BCE’s 2007 annual MD&A dated March 5, 2008 included in the Bell Canada Enterprises 2007 Annual Report, BCE’s 2008 First Quarter MD&A dated May 6, 2008, as well as to the definitive agreement dated June 29, 2007, as amended, and BCE’s management proxy circular dated August 7, 2007, all filed by BCE with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). These documents are also available on BCE’s website at www.bce.ca.

About BCE Inc.

BCE is Canada’s largest communications company, providing the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the Company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, information and communications technology services (or value-added services) and direct-to-home satellite and VDSL television services. BCE also holds an interest in CTVglobemedia, Canada’s premier media company. BCE shares are listed in Canada and the United States.

For inquiries, please contact:

Jacques Bouchard Media Relations 514 391-2007 1 877 391-2007	Thane Fotopoulos Investor Relations 514 870-4619 thane.fotopoulos@bell.ca

jacques.bouchard1@bell.ca